Filed pursuant to Rule 424(b)(3)
File No. 333-236574

PROSPECTUS SUPPLEMENT
(To Prospectus dated June 1, 2020, as supplemented
by the Prospectus Supplement dated June 4, 2020,
the Prospectus Supplement dated August 7, 2020,
the Prospectus Supplement dated November 6, 2020,
the Prospectus Supplement dated February 5, 2021,
the Prospectus Supplement dated August 11, 2021,	December 7, 2022
the Prospectus Supplement dated November 4, 2021,
the Prospectus Supplement dated February 7, 2022,
the Prospectus Supplement dated May 18, 2022,
the Prospectus Supplement dated August 5, 2022, the Prospectus Supplement dated September 9, 2022, and the Prospectus Supplement dated November 9, 2022)

Oxford Lane Capital Corp.

$750,000,000
Common Stock

This prospectus supplement contains information which amends, supplements and modifies certain information contained in the prospectus dated June 1, 2020 (the “Base Prospectus”) as supplemented by the prospectus supplement dated June 4, 2020 (the “June 2020 Prospectus Supplement”), the prospectus supplement dated August 7, 2020 (the “August 2020 Prospectus Supplement”), the prospectus supplement dated November 6, 2020 (the “November 2020 Prospectus Supplement”), the prospectus supplement dated February 5, 2021 (the “February 2021 Prospectus Supplement”), the prospectus supplement dated August 11, 2021 (the “August 2021 Prospectus Supplement”), the prospectus supplement dated November 4, 2021 (the “November 2021 Prospectus Supplement”), the prospectus supplement dated February 7, 2022 (the “February 2022 Prospectus Supplement”), the prospectus supplement dated May 18, 2022 (the “May 2022 Prospectus Supplement”), the prospectus supplement dated August 5, 2022 (the “August 2022 Prospectus Supplement”), the prospectus supplement dated September 9, 2022 (the “September 2022 Prospectus Supplement”) and the prospectus supplement dated November 9, 2022 (the “November 2022 Prospectus Supplement,” and together with this prospectus supplement and the Base Prospectus, the “Prospectus”), which relate to the sale of shares of common stock of Oxford Lane Capital Corp. (the “Company”) in an “at-the-market” offering pursuant to an Amended and Restated Equity Distribution Agreement dated September 9, 2022 (the “Amended Equity Distribution Agreement”), with Ladenburg Thalmann & Co. Inc. and B. Riley Securities, Inc. (the “Distribution Agents”). The Company’s investment adviser, Oxford Lane Management, LLC (the “Adviser”), has agreed to pay to the Distribution Agents, if necessary, a supplemental payment per share that will reflect the difference between the public offering price per share and the net proceeds per share received by the Company in this offering such that the net proceeds per share received by the Company (before expenses) are not below the Company’s then current net asset value per share.

You should carefully read the entire Prospectus before investing in our common stock. You should also review the information set forth under the “Risk Factors” section beginning on page 22 of the Base Prospectus and in our subsequent filings with the Securities and Exchange Commission (the “SEC”) that are incorporated by reference into the Prospectus, before investing.

The terms “Oxford Lane,” the “Company,” “we,” “us” and “our” generally refer to Oxford Lane Capital Corp.

PRIOR SALES PURSUANT TO THE “AT THE MARKET” OFFERING

From June 4, 2020 to December 6, 2022, we sold a total of 78,588,311 shares of common stock pursuant to the “at-the-market” offering. The total amount of capital raised as a result of these sales of common stock was approximately $522.7 million and net proceeds were approximately $516.5 million, after deducting the sales agent’s commissions and offering expenses.

NOVEMBER  2022 FINANCIAL UPDATE

On December 6, 2022, we announced the following net asset value (“NAV”) estimate as of November 30, 2022.

●	Management’s unaudited estimate of the range of the NAV per share of our common stock as of November 30, 2022 is between $4.79 and $4.89. This estimate is not a comprehensive statement of our financial condition or results for the month ended November 30, 2022. This estimate did not undergo the Company’s typical quarter-end financial closing procedures and was not approved by the Company’s board of directors. We advise you that our NAV per share for the quarter ending December 31, 2022 may differ materially from this estimate, which is given only as of November 30, 2022.

●	As of November 30, 2022, the Company had approximately 163.5 million shares of common stock issued and outstanding.

The fair value of the Company’s portfolio investments may be materially impacted after November 30, 2022 by circumstances and events that are not yet known. To the extent the Company’s portfolio investments are impacted by market volatility in the U.S. or worldwide, the Company may experience a material impact on its future net investment income, the fair value of its portfolio investments, its financial condition and the financial condition of its portfolio investments. Investing in our securities involves a number of significant risks. For a discussion of the additional risks applicable to an investment in our securities, please refer to the section titled “Risk Factors” in our prospectus and the note titled “Risks and Uncertainties” in our most recent annual report or semi-annual report, as applicable.

The preliminary financial data included in this prospectus supplement has been prepared by, and is the responsibility of, Oxford Lane Capital Corp.'s management.  PricewaterhouseCoopers LLP has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary financial data.  Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report incorporated by reference relates to the Company's previously issued financial statements. It does not extend to the preliminary financial data and should not be read to do so.